Strathmore Minerals Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated April 18, 2007  with regards to the Company’s Comprehensive Registration Statement on Form 20-FR12g filed on March 19, 2007.

Comment Number	Page	Response

1		The date of the effectiveness of the registration statement have been noted.

2		The document has been updated with the latest information available.

3	7, 8, 82-84	The text has been revised.

4	8

The text has been revised to reflect that Davidson and Company LLP has been the Company’s auditor for the last 10 years, and the financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board of the United States.

5	10	The exchange rate table has been updated with the latest available information.

6	Risk Factors	The mitigating language has been deleted

7	Risk Factors	The risk factors have been revised to better reflect those that are relevant to the Company.

8	13	Risk factors addressing the planned spin-out have been added.

9	Risk Factors	The government regulation and environmental requirement risk factors have been revised.

10	13	The risk factors of no positive cash flow and dilution to common shareholders have been separated into separate risk factors and the discussion revised.

11	15, 64	The disclosure has been revised to clarify that the Company’s focus is on uranium exploration properties.

12	16-18	Details of the spin-out of the Canadian and Peruvian properties has been added to the text.

13	25	Additional details of the proposed spin out and its effect on the Company’s exploration budget have been added to the text.

14	27	A notation to the effect that Strathmore and North American Gem were unable to come to mutually agreeable final terms on the proposed agreement has been added to the text.

15	30-64	The estimated exploration budget for fiscal 2007 has been added to the discussion of each individual property.

16	29, 71

Clarification of the Canadian assets to be spun-out has been added, and the discussion has been reformatted into a table. Additional discussion has been added under Operating and Financial Review and Prospects.

17	64-71	The discussion of expenses in each period have been revised.

18	71	Additional disclosure regarding current liquidity has been added to the text.

19	82	Mr. Miller’s middle name has been added.

20	82-84	The biographical sketches have been updated.

21	86	Table 8 containing the shareholdings of officers and directors has been updated.

22	Exhibits	The 2 consulting contracts currently in effect have been filed as exhibits with this amendment.

23	90-91	The first entry in each case is for fiscal 2006 ended December 31. The amount for Sona Capital for Fiscal 2005 has been corrected.

24	92	The date has been corrected.

25	105	The term “for general information only” has been deleted from the text..

26	111	The Controls and Procedures disclosure has been revised to reflect there were no changes in internal control over financial reporting for the fiscal year ended December 31, 2006.

27	Financial Statements

The Financial Statements are included in the Form 20-F, with an index included. The statements have been ordered from the most recent interim statement first, with the independent accountants opinion, followed by the annual financial statements in reverse chronological order.

The statements have been paginated, and the director’s signatures have been included.

28	Financial Statements	The statements have been revised to correct the typographical errors.

29	Financial Statements	The dates of the agreements have been added.

30	Financial Statements	The capitalized property costs have been disclosed in the US GAAP reconciliation note. The properties to be transferred in the spin-out have been disclosed.

31	12

A risk factor discussion the Navajo opposition to Uranium mining in “Indian Country” has been added.

Since none of the Company’s New Mexico properties have completed feasibility studies, the availability of uranium milling capacity, the feasibility of the Company constructing its own uranium mill, and the effect of both on the commercial viability of any potential mining project is unknown at this time.

32	Exhibits	A signed consent of David Fitch has been included as an exhibit.

33	32, 34	The pounds of uranium estimates have been deleted from the text.

34	32, 44 31, 36 45

Disclosure about adjacent properties has been deleted.

The reference to the previously constructed shaft near the Roca Honda deposit has been removed. A discussion of the possibility of using the existing shaft present on the Nose Rock property has been added to the text.

The term “potential resource” has been deleted from the text.

Sincerely,

/s/ Patrick Groening

Patrick Groening,

Chief Financial Officer